

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2012

Via E-mail
Michael J. West
President
Canfield Medical Supply, Inc.
4120 Boardman-Canfield Road
Canfield, Ohio 44406

> **Re:** **Canfield Medical Supply, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 2, 2012**
> **File No. 333-182639**

Dear Mr. West:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

2.   Please revise your table to reflect the proceeds to the selling shareholders under the minimum and maximum offering scenarios.

Risk Factors, page 7

"Because we are small, have a working capital deficit,…," page 9

3.   We note your response to comments 17 and 18 in our letter dated August 8, 2012. Please revise to remove the mitigating information regarding your opportunity to increase your business more significantly should you win several bids.

Use of proceeds, page 23

4.   We note your response to comment 22. We also note your disclosure in footnote 6 that you will use some of the working capital to pay your legal and accounting expenses. Please revise to briefly address the amounts you anticipate to spend on the legal and accounting expenses.

Plan of Distribution, page 26

5.   Please revise your disclosure to clarify that the selling shareholders will not sell their shares until after the company's offering is completed and the unsold shares have been deregistered.

Business, page 34

6.   We note your response to comment 53 in our letter dated August 8, 2012. Please add a brief summary of the material terms of your filed agreements to this section. In particular, please address the meaning of "time-limited provider" in the context of your Ohio Medicaid agreement filed as Exhibit 10.3.

Our Business Strategy, page 36

7.   We note your disclosure on page 17 that you are significantly depended on referrals from hospitals, doctors, etc. We also note your statement within this section that a successful startup of your webstore will generate retail sales to patients that you are currently unable to achieve. Please reconcile these two statements. In particular, it is unclear whether referrals are required for patients to purchase your products, and whether you hope to gain non-referral sales through your webstore.

Payors, page 37

8.   We note your response to our prior comment 35, stating that revenues from Medicare and Medicaid are recorded at the time of collection. This accounting treatment (i.e., cash basis) is not consistent with your accounting policy for revenue recognition, as stated on page F-7, that revenue is recognized on an accrual basis. Please revise your disclosure to reconcile this difference. If you believe revenue recognition on a cash basis is appropriate, please provide us with a detailed explanation supporting your position, including references to relevant authoritative accounting guidance.

9.	We note your response to comment 35 in our letter dated August 8, 2012 and the related added disclosure on page 37. Please tell us whether these rates take into account the 13-month rental program for powered mobility equipment referenced on page 50. If necessary, please revise to reflect this extended repayment period for power mobility devices.

Marketing, page 37

10.	We note your response to comment 37 in our letter dated August 8, 2012, and that you are currently accredited by The Joint Commission for home care which includes the provision of Durable Medical Equipment, Prosthetics, Orthotics, and Supplies. We also note that you intend to increase your exposure to assisted living facilities and nursing homes. Where appropriate, please revise to describe whether any additional level of accreditation is required for you to operate in these facilities. If such further accreditation is required, please add a description of the process and costs to your plan of operation.

DMEPOS Competitive Bidding, page 40

11.	We note your discussion of the DMEPOS Competitive Bidding process. Please revise to add additional details regarding the factors that CMS considers in awarding a contract to a supplier. To the extent such information is known, please clarify whether a contract is generally awarded to the supplier who makes the lowest bid, and therefore shows the greatest cost savings, or whether there are other extraneous factors which are considered. Also please clarify how many DMEPOS contracts may be awarded in a given CBA. To the extent you have material costs associated with obtaining a contract, please revise your plan of operation to describe these costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

12.	We note your response to comment 39 in our letter dated August 8, 2012 and we reissue the comment. Your MD&A should not be a simple recitation of your Business section. While you have identified your various business goals within this section, you have not provided a discussion of the key variables and other qualitative and quantitative factors on which the company's executives focus in evaluating your financial condition and operating performance. Please revise this section to provide additional insight into your operations including a discussion of any known trends in your financial results or other key performance indicators. Given that you have an operating history, this discussion should be retrospective as well prospective. Please refer to SEC Release No. 33-8350 (2003) for guidance.

13.   We note your discussion on page 41 that as competitive bidding is phased in across the country under the revised MIPPA and Reform Package implementation schedule; you believe that you will experience a reduction in reimbursement. To the extent that this represents a trend which will have a material effect on your results of operations, please discuss the trend within this section and describe any pricing pressures that your business faces due to the competitive bidding process.

Liquidity and Capital Resources, page 52

14.   We note your response to comment 42 in our letter dated August 8, 2012. To provide investors with a better understanding of your current financial condition, with regard to the six months ended June 30, 2012, please revise this section to add additional detail as to the changes in your cash flows used for operating activities. For example, please explain why you had a reduction in net losses.

Plan of Operation, page 53

15.   We note your responses to comments 45 and 46 from our letter dated August 8, 2012, and we reissue these comments. Please note that where you have disclosed that your plan is to return to profitability over the next 12 months, you must provide a specific plan of operation which describes the means by which you will achieve your stated goal. Therefore, please revise this section to provide specific milestones which you intend to achieve over the next 12 months. These milestones should include the categories of expenditures in furtherance of your objectives and the sources of the cash which will be used for such expenditures. Please take into account the identified uses of proceeds from your offering and how these will aid your return to profitability. Also, please revise your plan of operation to discuss the various the amounts which may be raised in this offering. Your discussion should, at a minimum, cover the scenarios in which you raise $40,000, $150,000 and $300,000. If the minimum proceeds of this offering would not allow you to return to profitability in 12 months, so state within your disclosure.

Proposed Milestones to Implement Business Operations, page 55

16.   We note your disclosure on page 55 that you expect to find out which bids, if any, you have won by the end of September, 2012. Please update your disclosure to reflect the current status of the your Medicare bids or advise.

Certain Relationships and Related Transactions, page 58

17.   We note your response to comment 40 in our letter dated August 8, 2012. Please revise to add the information required by Item 404(d) of Regulation S-K for this transaction within this section. Also, please add the amount you paid to Mr. Steve West to your Summary Compensation Table. Be sure to describe the circumstances under which the compensation was received in the narrative to your table.

18.   We note your disclosure on page II-2 that on April 18, 2012 Messrs. Michael and
        Stephen West were granted 300,000 shares each for consideration of $3,000. Please
        provide the information required by Item 404(d) for this transaction. Alternatively, if
        these shares were received as compensation, please add this information to your
        Summary Compensation Table pursuant to Item 402(n) of Regulation S-K.

Financial Statements

Notes to Financial Statements

General

19.   We reviewed your response to our prior comment 50. Please revise your footnotes to
        disclose your S-corp undistributed losses that are included in your retained earnings
        balance.

Revenue Recognition, page F-7

20.   We note your revisions in response to comment 51. Your response did not address our
        comment, thus the comment will be reissued. Please expand your revenue recognition
        policy disclosure to describe the terms and conditions related to each of your revenue
        streams (e.g. sales of equipment, rental of equipment and services provided for delivery,
        set-up and maintenance of the equipment) and how you applied each of the criteria
        outlined in SAB 104 in recognizing the revenues from each of these revenue streams.

Exhibits

21.   We note your response to comment 52 in our letter dated August 8, 2012 and your
        escrow agreement filed as Exhibit 9.0. However, it does not appear that your escrow
        agreement is a voting trust agreement required to be filed pursuant to Item 601(b)(9) of
        Regulation S-K. With your next amendment please refile your escrow agreement with an
        appropriate exhibit number and update your exhibit index accordingly.

Legality Opinion

22.   We note your response to comment 54 in our letter dated August 8, 2012, and we reissue
        the comment. We are unable to locate your revised legality opinion. Please file a revised
        opinion with your next amendment or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director